NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	August 13, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2020

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that the Company has released the unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2020.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues	$2,524,538	$3,977,170	$8,167,966	$9,651,459
Gross profit	$1,095,680	$1,708,129	$3,698,006	$4,453,064
Income tax expense (recovery)	$140,659	$(26,421)	$140,659	$375,633
Net income (Loss)	$(254,428)	$240,887	$1,028,867	$1,331,791
EBITDA	$35,441	$367,282	$1,439,928	$1,904,986
EPS (loss)- basic and diluted	$(0.01)	$0.01	$0.02	$0.03

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2020 the Company had cash on deposit in the amount of $3,374,304, accounts receivable of $1,401,036, prepaid expenses of $327,937 and inventory of $5,030,404 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 at December 31, 2019.

The Company has accrued income tax payable of $213,209 at June 30, 2020 compared to an income tax payable of $71,341 at December 31, 2019.

The working capital position of the Company at June 30, 2020 was $8,706,347 compared to $7,937,873 at December 31, 2019. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,401,036 of additional cash flow plus $3,374,304 of available cash to discharge accounts payable and accrued liabilities of $1,427,334 on a timely basis subsequent to June 30, 2020.  Income taxes payable in the amount of $213,209 are due mid 2021.

Net assets of the Company improved to $12,904,142 at June 30, 2020 compared to $11,845,275 at December 31, 2019.  The Company has no interest-bearing long-term liabilities or debt at June 30, 2020.

OUTLOOK

The COVID-19 pandemic has been a powerful economic setback that is reshaping the dynamics of the rail tank car industry.  The Company's results for the first six months of 2020 maintained profitable levels but declines in the second quarter define the potential unpredictable uncertainties surrounding the effects of COVID-19 that must be managed carefully.

While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where they operate, Kelso falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at the Company's valve assembly facility in Bonham, Texas.

The Company continues to be committed to the health, welfare and safety of the Company's employees, business partners and communities where the Company operates.  The Company is applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices to ensure Kelso's personnel remain risk free.  Travel is restricted and employees that can work from home do so.  Management continues to maintain full adherence to all measures put in place by applicable government authorities.

With respect to the Company's rail tank car product development, in the second quarter the Company received Field Service Trial approvals from the AAR that now include Kelso's new standard profile ceramic ball bottom outlet valve and top ball valve along with the Company's pressure car pressure relief valve and angle valve.  Final AAR commercial approval processes take considerable time to complete however these new products have been derived through co-engineering and testing support from the Company's key customers which may strengthen the probability of longer-term adoption by the rail industry.

The Company's non-rail product development initiatives concentrate on a promising range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  Kelso's goal is to spread business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Kelso through its wholly owned subsidiary KIQ X Industries is working to become a leading developer of a new generation of specialized wilderness response transportation equipment.  Products in KXI™ WILDERTEC™ development program now include a proprietary vehicle suspension system, ordinance trailers, non-penetrable body panels, custom tires and other specialty equipment.  The Company is now in the final design stages and moving toward revenue generation in 2020.

The Company is completing the conversion of two vehicles with the production prototype KXI suspension.  This will prepare the final "blueprint" for the first commercial offerings to the marketplace.  The Company will then move into "pilot" production operations where the Company will convert and sell 24 KXI equipped vehicles.  The Company will then scale the production capacity based on projected sales.  The initial development plans for KXI will be distribution to the Company's development partners in Canada that operate in environmentally sensitive terrain before moving into the USA and other world markets.  These potential markets are new multi-million-dollar revenue opportunities for Kelso that should add positively to consolidated financial performance.

During COVID-19 times the Company continues to deploy resources sensibly to maintain reasonable financial health and liquidity.  Kelso's broader and new diverse specialized product mix is moving out of R&D and targeted at new markets in both rail and wilderness transportation.  The Company's technology transformations should allow Kelso to grow conservatively in COVID-19 times while broadening the Company's ability to grow longer term profits in better times.

The Company's working capital remained at a healthy level of $8,604,662 at June 30, 2020.  The Company has no interest-bearing long-term debt to service and currently operates without the need for new equity capital or credit facilities.  The Company's capital management allows Kelso to finance operations and R&D from existing capital reserves and product sales.

Returning to pre-pandemic business volumes is expected to happen slowly.  No one will be unaffected by the uncertainties surrounding the COVID-19 economy.  There may be further diminishment of the Company's financial performance during 2020 due to the pandemic and the depth and length of the downturn remains uncertain.  The Company feels that the debt free financial position, capital reserves, manageable costs and continuing product sales should allow Kelso to maintain its positive stature with the objective of exiting the COVID-19 crisis in a healthy financial position.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and noncash share-based expenses (Black Sholes option pricing model).  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company plans to continue operations at its valve assembly facility in Bonham, Texas; that the final AAR commercial approval processes for the Company's top ball valve and bottom outlet valve are expected to take considerable time to complete however these new products may strengthen the probability of longer term adoption by the rail industry; that Kelso is working to become a leading developer of a new generation of specialized wilderness response transportation equipment and the Company has moved into the final design stages and toward revenue generation in 2020; that the Company is completing the conversion of two vehicles with the production prototype KXI suspension where  this will become the final "blueprint" for the first commercial offerings to the marketplace to allow Kelso to move into "pilot" production operations where we will convert and sell 24 KXI equipped vehicles; that the Company can scale the Company's production capacity based on projected sales; that the initial development plans for KXI will be distribution to the Company's development partners in Canada that operate in environmentally sensitive terrain before moving into the USA and other world markets; that these potential markets are new multi-million dollar revenue opportunities for Kelso that should add positively to consolidated financial performance; that the Company's broader and new diverse specialized product mix is moving out of R&D and targeted at new markets in both rail and wilderness transportation; that the Company's technology transformations should allow us to grow conservatively in COVID-19 times while broadening the Company's ability to grow longer term profits in better times; that the Company's capital management allows us to finance operations and R&D from the Company's existing capital reserves and sales of the Company's products; that returning to pre-pandemic business volumes is expected to happen slowly; that there may be further diminishment of the Company's financial performance during 2020 due to the pandemic and the depth and length of the downturn remains uncertain; that the Company's debt free financial position, capital reserves, manageable costs and continuing product sales should allow Kelso to maintain its positive stature with the objective of exiting the COVID-19 crisis in a healthy financial position.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the potential effects on financial performance due to the COVID-19 pandemic may be more severe than expected; supply chain interruptions for out new products could delay production capabilities; regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transportation operations; or the Company's products may not grow or sustain anticipated revenue streams; AAR approvals may not be finalized; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of the Company's market share; and the Company's new equipment offerings may not capture market share as well as expected and we may be unable to scale the Company's KXI production profitably.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com